RECEIVED
2009 JUN 24 A 1:30

FOSTER'S
GROUP

09046387

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"David Dearie to lead Australasian Wine Business"

Released: 12 June 2009

Pages: 3

(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2072

dlw 6/24

FOSTER'S
GROUP

12 June 2009

DAVID DEARIE TO LEAD AUSTRALASIAN WINE BUSINESS

Foster's Group Limited (Foster's) today announced the appointment of David Dearie to the role of Managing Director, Australasian Wine. David will lead the Australian and New Zealand wine business created as a result of the Wine Strategic Review completed in February this year.

David brings to the role over 20 years of experience in the international drinks industry, including over a decade with global drinks company Brown Forman, most recently as Managing Director Western Europe and Africa based in London. David spent three years as President and Chief Operating Officer of Brown Forman's Wine Group based in the US, and has managed international brand portfolios and hospitality businesses on behalf of Inchape and Whitbread & Co.

"I am delighted to welcome someone of David's calibre to the executive leadership team" said CEO, Ian Johnston. "His combination of global drinks industry expertise and wine business understanding uniquely qualify David to lead Foster's Australasian wine business."

"David has a proven track record in wine, leading and growing businesses across multiple countries, channels and brands", Ian said. "David's appointment completes the renewal of operational leadership required for the fundamental transformation of our business."

David will relocate from the UK to Australia over coming weeks and will commence his role in late July.

A brief biography is attached to this announcement.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: +61 400 532 466

BIOGRAPHY

David Dearie
Managing Director, Australian Wine
Foster's Group Ltd

EXECUTIVE EXPERIENCE

BROWN-FORMAN CORPORATION

2006 - 2008	Managing Director, Western Europe and Africa
2003 - 2006	President and Chief Operating Officer, Wine Group
2002 - 2003	Senior Vice President, Managing Director, Wine Group
2001 - 2002	Senior Vice President, Wines International
1999 - 2001	Vice President Human Resource and Strategy, Advancing
1997 - 1999	Regional Vice President, Central Europe, AMG

INCHCAPE

1994-1997	Regional Liquor Director and Internal Consultant, South East Asia, Singapore
1994-1994	General Manager Marketing Services, Abu Dhabi
1992-1993	Sales and Marketing Manager, Bahrain

WHITBREAD & CO PLC

1988-1992	Regional Development Manager, Beefeater Pub & Restaurants, Scotland
1986-1988	Business Development Manager

EDUCATION

University of Hull, UK
Chartered Institute of Marketing Diploma

Glasgow Caledonian University, Scotland
Hotel Catering and Institutional Management Diploma

PERSONAL

Age: 47
Married with one child

RECEIVED
2009 JUN 24 A 1:44

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Company Secretary – Acting Appointment"

Released: 17 June 2009

Pages: 2

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2072

FOSTER'S GROUP

17 June 2009

COMPANY SECRETARY – ACTING APPOINTMENT

Paul Conroy will assume the role of Chief Legal Officer and Company Secretary, Foster's Group Limited, in an acting capacity.

The acting appointment will be effective from 3 July, following the previously announced departure of Martin Hudson.

A selection process for a permanent appointment to the role is currently underway.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623